Exhibit 99.8

PyroGenesis Announces Extension of Maturity Date of $3M
Convertible Debenture to June 30, 2020

MONTREAL, Quebec (GlobeNewswire – March 30, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, announces today that it has reached an agreement to extend the maturity date of its $3M convertible debenture to June 30, 2020 , from the original maturity date of March 29, 2020.

“Given the pandemic, and unpredictable, times we are living in, the Company thought it best to be prudent, conserve cash, and be prepared as best as we can for any unexpected eventuality,” said Mr. P. Peter Pascali, CEO of PyroGenesis. “This just makes good business sense. As such, we requested our debenture holders to extend the maturity date to June 30, 2020 which they agreed to do on certain terms and conditions. We wish to thank the AST Trust Company, and the brokers involved, for their input and execution of this request during this pandemic.”

Under the terms of the agreement, the Company will (i) paydown the amount outstanding by $300,000 (representing 10% of the principal amount), (ii) pay a onetime accommodation fee of $54,000, and (iii) will not be subject to any prepayment penalties going forward. Of note, the interest rate and conversion feature have not changed.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/